

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2012

Via E-mail
Mr. Gary S. Jacob
Chief Executive Officer
Synergy Pharmaceuticals, Inc.
420 Lexington Avenue
Suite 1609
New York, New York 10170

Re: Synergy Pharmaceuticals, Inc.
Registration Statement on Form S-4
Filed October 25, 2012
File No. 333-184593

Dear Mr. Jacob:

We have limited our review of your registration statement to the issue we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-4

General

1. We note that the tax opinion filed as Exhibit 8.1 states counsel's opinion that the description of the tax consequences in the registration statement is a "complete and accurate summary" of the material United States federal income tax consequences of the merger. Please note that counsel is required to opine as to specific material tax consequences, not state its opinion that the description of the tax consequences, as set forth in the prospectus, represents a complete and accurate summary. Accordingly, please request your counsel revise its tax opinion to affirmatively state that the disclosure in the tax consequences section

of the prospectus constitutes counsel's tax opinion. Please also revise the disclosure in your prospectus relating to material tax consequences on page 82 to state clearly that the description of tax consequences in the prospectus constitutes the opinion of named counsel. Please refer to Staff Legal Bulletin No. 19, available on our website at http://www.sec.gov/interps/legal/cfslb19.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Nandini Acharya at (202) 551-3495, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
Jeffrey J. Fessler, Esq.
Stephen A. Cohen, Esq.
61 Broadway, 32nd Floor
New York, New York 10006